Cartel Coffee Lab, Inc.

ANNUAL REPORT

1605 W University Dr Ste 101
Tempe, AZ 85281
4806216381
https://cartelroasting.co/

This Annual Report is dated September 30, 2026.

BUSINESS

Company Overview

Cartel Coffee Lab, Inc., doing business as Cartel Roasting Co., ("Cartel" or the "Company") is a Delaware corporation organized under the laws of the state of Delaware, oversees the operation of multiple cafes, wholesale (B2B) services, eCommerce (B2C), and [large-scale] production facilities. The Company's business model consists of expertly roasted coffee and cold brew, precision-crafted beverages, and curated cafe experiences, all grounded in intentional business practices in order to resonate with today's conscientious consumer.

Our business model is built around high-quality coffee offerings delivered through a mix of direct-to-consumer and business-to-business channels. Cartel's products, including coffee, cold brew, and wholesale solutions, are sold nationwide through partners like Whole Foods, Sprouts, and Postino, as well as through our online store, bringing Cartel's standard of excellence to customers across the U.S.

Cartel Roasting Co. is an Arizona-based specialty coffee company founded in 2007 by Amy & Jason Silberschlag in Tempe, Arizona. What began as the humble Ash Avenue cafe, has now grown into 13 locations across Phoenix, Scottsdale, Tucson, and Palm Springs, as well as a large-scale production facility. With locations in high-profile locations in travel hotspots like Sky Harbor International Airport and Palm Springs, Cartel has become a widely recognized brand.

Cartel has been operating in the specialty coffee industry for 18 years, and is known for its rigorous standards and commitment to craft. For many, Cartel's intentionally sourced and crafted coffee reshaped the perception of what American coffee could be, all the while staying true to our original mission of fostering community through coffee.

Cartel's dedication to quality and curation extends to our wholesale, marketplace, and e-commerce offerings. With notable partners like Whole Foods, Sprouts, AJs, Upwards Projects, Arrive Hotels, and HMS Host, Cartel has become a clear choice for businesses that share our commitment to amazing coffee and cold brew. Cartel's online store features curated subscriptions, unique single-origin coffees, and more.

Corporate History

Cartel was initially organized as Cartel Coffee Lab, LLC, an Arizona limited liability company on August 28, 2007, and converted to a or newly formed a Delaware corporation on July 17, 2025.

Corporate Structure

Cartel is the parent company of the following wholly-owned subsidiaries:

Cartel Ash Ave, LLC, an Arizona limited liability company
Cartel 1st Street, LLC, an Arizona limited liability company
Cartel Broadway Blvd, LLC, an Arizona limited liability company
Cartel Sky Harbor, LLC, an Arizona limited liability company
Avenue Coffee LLC, an Arizona limited liability company
Cartel 5th Ave, LLC, an Arizona limited liability company
Cartel Biltmore, LLC, an Arizona limited liability company
Cartel Desert Ridge, LLC, an Arizona limited liability company
Cartel Tatum & Shea, LLC, an Arizona limited liability company
Cartel Roasting Co LLC, an Arizona limited liability company
Cartel Palm Springs, LLC, an California limited liability company
Cartel Coronado LLC, an Arizona limited liability company
Cartel Uptown, LLC, an Arizona limited liability company
Cartel WeHo, LLC, a California limited liability company

Each subsidiary of Cartel operates its own Cartel branded coffee shop. All individual cafes, wholesale operations, ecommerce and management sales and services flow to the Parent Company.

The Company's Intellectual Property ("IP")

The Company was granted the right to use "Cartel Coffee Lab" by the United States Patent and Trademark Office on August 6, 2013 covering coffee shop services (USPTO Reg. No. 4380141, Class 043). The Company was granted the right to use "Cartel" by the United States Patent and Trademark Office on April 15, 2014, covering coffee and beer (USPTO Reg. No. 4515817, Classes 030 and 032).

Previous Offerings

Name: Class A Common Stock
Type of security sold: Equity
Final amount sold: $0.00
Number of Securities Sold: 6,299,996
Use of proceeds: Upon incorporation and conversion from Cartel Coffee Lab, LLC
Date: July 17, 2025
Offering exemption relied upon: Section 4(a)(2)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

Operating Results – 2025 Compared to 2024

Revenue

Revenue for fiscal year 2024 was $8,286,357 compared to $9,071,939 in fiscal year 2025, an increase of approximately 9.5%.

This growth was driven primarily by an approximately $684K increase in retail revenue, supported by increased foot traffic, price increases, and the continued maturation of newer locations, particularly Durham Hall, Tatum & Shea, and Biltmore. Wholesale revenue increased by approximately $31K due to growth in product sales and equipment opportunities, including the addition of Whisha/Sprouts as a significant new customer. E-commerce revenue increased by approximately $58K, primarily due to increased advertising spend and the resulting growth in online sales.

Cost of Sales

Cost of Sales for fiscal year 2024 was $5,489,159 compared to $6,151,933 in fiscal year 2025.

As a percentage of revenue, cost of sales increased from approximately 66.2% in 2024 to 67.8% in 2025. The increase was driven primarily by higher coffee costs, with tariffs being a major contributor to the increase. Retail labor also increased by approximately $219K year over year, primarily due to higher minimum wage rates and additional staffing. Production labor increased by approximately $113K due to additional bakery and driver hires, wage increases, and increased employee hours.

Gross Margins

Gross profit for fiscal year 2024 was $2,797,198 compared to $2,920,006 in fiscal year 2025.

Gross profit increased by approximately $123K, or 4.4%, due to higher revenue. However, gross margin decreased from approximately 33.8% in 2024 to 32.2% in 2025, primarily reflecting higher coffee costs, including the impact of tariffs, and increased labor costs.

Historical results are not necessarily indicative of future performance, and actual results may differ materially.

Expenses

Expenses for fiscal year 2024 were $2,679,076 compared to $2,859,474 in fiscal year 2025, an increase of approximately 6.7%.

General and administrative expenses increased from $2,658,846 to $2,746,450, while sales and marketing expenses increased from $20,230 to $113,024. The increase in marketing expenses was driven by several strategic initiatives, including an approximately $20K brand refresh, approximately $15K in StartEngine marketing costs with Potomac Growth, $7.5K in Facebook advertising, approximately $18K for a PR firm supporting the West Hollywood opening, and approximately $15K for Free Fills, a promotional program required by certain grocery customers.

Operating income decreased from $118,122 in 2024 to $60,532 in 2025. The Company reported a net loss of $382,891 in 2025 compared to a net loss of $94,594 in 2024.

Historical results and cash flows:

The Company is currently in the growth stage and revenue-generating. During 2025, the Company continued investing in its retail infrastructure, including construction of its West Hollywood and ASU Bookstore locations. These capital investments were financed through the Company's StartEngine equity raise, and the Company did not take on new debt during 2025.

Management believes that historical cash flows may not be indicative of future results because the Company has incurred significant costs to build the infrastructure necessary to scale its operations. The Company's objective is to more fully utilize its existing production facilities and retail infrastructure to support future revenue growth and profitability.

Statements about future plans and objectives are forward-looking and subject to risks and uncertainties that could cause actual results to differ materially.

Liquidity and Capital Resources

At December 31, 2025, the Company had cash of 281939.

Debt

As of 8/31/2026

Creditor: Chase Financial (7002)
Outstanding balance: $36,249.09
Interest rate: 11.30%
Material terms: Original loan amount of $50,000.00, dated May 1, 2018. Monthly payment of $848.97. Working capital.

Creditor: Container Logic (71206)
Outstanding balance: $955.11
Interest rate: 4.23%
Material terms: Original loan amount of $5,832.00, dated June 1, 2022. Monthly payment of $108.00. Maturity date June 1, 2027. Equipment lease: Bright Tank 71206.

Creditor: Container Logic (70544 & 70836)
Outstanding balance: $6,537.90
Interest rate: 9.09%
Material terms: Original loan amount of $12,500.00, dated January 1, 2024. Monthly payment of $260.00. Maturity date January 1, 2029. Equipment lease: Bright Tank 70544 & 70836.

Creditor: EIDL
Outstanding balance: $114,519.58
Interest rate: 1.61%
Material terms: Original loan amount of $149,900.00, dated May 20, 2021. Monthly payment of $731.00. Maturity date April 21, 2041. SBA required collateral for EIDL loans under $200,000.

Creditor: CIT (Equipment - 097-0144026)
Outstanding balance: $53,107.22
Interest rate: 7.87%
Material terms: Original loan amount of $213,450.00, dated December 25, 2021. Monthly payment of $3,729.11. Maturity date November 25, 2027. Equipment: Bakery & Coldbrew.

Creditor: CIT (Equipment - 097-0161427)
Outstanding balance: $58,561.93
Interest rate: 8.41%
Material terms: Original loan amount of $162,500.00, dated July 25, 2021. Monthly payment of $2,881.63. Maturity date June 25, 2028. Equipment: Brewer, water chiller, Kegerator.

Creditor: First Citizen (Equipment - DCC-1835594)
Outstanding balance: $96,180.35
Interest rate: 8.88%

Material terms: Original loan amount of $212,000.00, dated September 1, 2023. Monthly payment of $4,388.87. Maturity date June 25, 2028. Equipment: Roaster.

Creditor: AZ Capital Source
Outstanding balance: $300,896.83
Interest rate: 12.50%
Material terms: Original loan amount of $344,000.00, dated June 27, 2024. Monthly payment of $4,914.00. Maturity date June 27, 2036. Production facility.

Creditor: Ford
Outstanding balance: $35,493.15
Interest rate: 9.56%
Material terms: Original loan amount of $51,649.15, dated December 1, 2024. Monthly payment of $1,086.27. Maturity date November 30, 2029. Secured by Ford truck.

Creditor: Square Loan
Outstanding balance: $307,803.53
Interest rate: Flat fee of $47,250.00
Material terms: Original amount of $397,250.00, dated March 24, 2026. Repayment is 20% of daily credit card sales. Working capital.

Creditor: Deborah Campbell
Outstanding balance: $100,000.00
Interest rate: 8.50%
Material terms: Original loan amount of $100,000.00, dated July 29, 2026. Monthly payment of $2,051.68. Maturity date July 28, 2031. Working capital.

Creditor: Paula Rose
Outstanding balance: $100,000.00
Interest rate: 8.49%
Material terms: Original loan amount of $100,000.00, dated July 31, 2026. Monthly payment of $2,051.20. Maturity date July 30, 2031. Working capital.

Creditor: Kalamata
Outstanding balance: $599,701.00
Interest rate: Not specified in the schedule.
Material terms: Original amount of $599,701.00, dated August 27, 2026. Weekly payment of $10,421.46. Working capital.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Jason Silberschlag

Jason Silberschlag's current primary role is with the Issuer.
Positions and offices currently held with the issuer:

- Position: Founder, Director of Business Development
- Dates of Service: January 2007 — Present
- Responsibilities: Oversee the company's vision, strategy, and ownership duties. He works full time for the company, receives a salary of $45K, and is a 37% owner of the company.

Other business experience in the past three years:
- Employer: AZ Chewys LLC

Title: Owner, CEO

Dates of Service: February 2024 — Present
Responsibilities: Oversee the company's vision, strategy, and ownership duties requiring approximately 4 hours per week.

Name: Amy Silberschlag

Amy Silberschlag's current primary role is with the Issuer.
Positions and offices currently held with the issuer:

- Position: Founder, Director of Community Development
- Dates of Service: January 2007 — Present
- Responsibilities: Guide the company's culture, values, community, and investor efforts.

Name: Jesse Pangburn

Jesse Pangburn's current primary role is with the Issuer.
Positions and offices currently held with the issuer:

- Position: President & Chief Executive Officer
- Dates of Service: September 2012 — Present
- Responsibilities: Define the company's long-term vision and strategic direction, lead the executive team, and ensure the company's overall performance, growth, and financial success.

Name: Mercedes Infante

Mercedes Infante's current primary role is with the Issuer.
Positions and offices currently held with the issuer:

- Position: Chief Operating Officer
- Dates of Service: April 2014 — Present
- Responsibilities: Drive the company's strategic vision plan, own company culture, and manage key projects.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2025, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Class A Common Stock
Stockholder Name: Jason Silberschlag
Amount and nature of Beneficial ownership: 2,783,719
Percent of class: 37.46%

Title of class: Class A Common Stock
Stockholder Name: Amy E. Silberschlag
Amount and nature of Beneficial ownership: 2,783,719
Percent of class: 37.46%

RELATED PARTY TRANSACTIONS

Jason and Amy Silberschlag collectively own 75% of AZ Chewys. The Company subleases production space to AZ Chewys and provides accounting and payroll services to AZ Chewys for a monthly fee of $1,500.

In 2024, Jason and Amy Silberschlag loaned the Company $70,000 at 4.37% per annum, simple interest, based on the applicable federal rate. The loan was repaid in full in 2026. In 2026, Jason and Amy Silberschlag loaned the Company an additional $37,500 at 4.37% per annum, simple interest, based on the applicable federal rate.

Deborah Campbell, Jason Silberschlag's mother and a non-owner of the Company, loaned the Company $20,000 in 2024, which was repaid in full in 2026. In 2026, Deborah Campbell loaned the Company an additional $100,000. Paula Rose, Amy Silberschlag's mother and a non-owner of the Company, loaned the Company $100,000 in 2026.

CPG 8016 LLC ("CPG 8016") was formed with the intent to acquire a commercial property in the future. In the interim, CPG 8016 leases the property and subleases it to the Company. CPG 8016 has raised approximately $900,000 for the acquisition and related costs of the future purchase. The Company and several individuals affiliated with the Company hold ownership interests in CPG 8016. Jason and Amy Silberschlag collectively own 5.00%, Michelle Backerman, the Company's CFO, owns 3.33%, 604 Inc., owned by Jamie Miller, a 9.6% owner of the Company, owns 5.00%, and the Company owns 6.67%.

CPG 8016 Manager LLC ("Manager LLC") is a separate entity that serves as the administrative and management company for CPG 8016. Jason and Amy Silberschlag collectively own 25% of Manager LLC. Manager LLC is expected to receive property management fees from CPG 8016 in the future.

OUR SECURITIES

The Company has authorized Class A Common Stock, Class B Common Stock, and Preferred Stock.

Class A Common Stock

Authorized: 9,645,000
Outstanding: 6,999,996
Voting Rights: One vote per share.
Material Rights:
- Preemptive Rights: Class A holders have the right, but not the obligation, to purchase additional shares in future issuances of equity securities in order to maintain their proportional ownership.

- Right of First Refusal: If a Class A holder intends to transfer their shares, the Company (and/or other Class A holders) has the right to purchase those shares on the same terms before the shares can be sold to a third party.

- Drag Along Rights: In the event that a majority of the Company's stockholders approve a sale of the Company, all Class A holders may be required to sell their shares on the same terms as the approving stockholders.

The total amount outstanding does include 700,000 shares to be issued pursuant to stock options, reserved but unissued.

Class B Common Stock

Authorized: 355,000
Outstanding: 138,988
Voting Rights: One vote per share. Please see voting rights of securities sold in this offering below.
Material Rights: NA
Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Notice to Investors: By purchasing Class B Common Stock in this offering, you will be required to become a party to the Company's Stockholders' Agreement, which imposes transfer restrictions, a Company right of first refusal (ROFR), and drag-along obligations in the event of a Company sale. Voting of your shares will be governed by the proxy contained in the Subscription Agreement.

Holders of Class B Common Stock have the following material rights, as set forth in the Company's Certificate of Incorporation and Stockholders' Agreement:

Transfer Restrictions and ROFR: Transfers of Class B shares, whether voluntary or involuntary, are restricted by the Stockholders' Agreement and may require Company consent or adherence to right of first refusal in favor of the Company.

Drag-Along Rights: In the event of a Company sale approved by a majority of the Company's stockholders, Class B holders may be required to sell their shares on the same terms as the approving stockholders.

No Preemptive Rights: Unlike Class A holders, Class B holders do not have preemptive rights to participate in future equity issuances.

Please see the Company's Certificate of Incorporation and Stockholders' Agreement, attached to the Offering Memorandum as Exhibit F, for further information.

Preferred Stock

Authorized: 10,000,000
Outstanding: 0
Material Rights:
Priority Over Common Stock: Any future Preferred Stock series could have priority over Class A and Class B Common Stock with respect to dividends or liquidation proceeds.

Dividend Preferences: Preferred Stock may receive dividends before any dividends are paid to common stockholders.

Liquidation Preferences: In the event of a sale, merger, or liquidation, Preferred Stockholders may have the right to receive their investment (or a multiple of it) before common stockholders receive any proceeds.

Conversion Rights: Preferred Stock may be convertible into Common Stock, potentially affecting the equity structure and diluting common stockholders.

Voting Rights: Some series of Preferred Stock may carry voting rights that could give them significant influence or control over corporate actions, including veto rights on certain matters.

Redemption or Repurchase Rights: Preferred Stockholders may have the right to require the Company to redeem or repurchase their shares under specific conditions, which common stockholders typically do not have.

What it means to be a minority holder

As a minority holder of Class B Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a

smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

RISK FACTORS

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing

player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Some early-stage companies may lack professional guidance
Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment.

If the Company cannot raise sufficient funds it will not succeed
The Company is offering Class B Common Stock in the amount of up to $1,235,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need

additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated

events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Reliance on a single service or product
All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure.

We may never have an operational product or service
It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product or service is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company. In addition, the failure to launch a product or service can result in significant losses of time and resources. Even if a product or service is launched, low adoption rates can result in lackluster revenue and diminished market share.

Some of our products are still in the prototype phase and might never be operational products
Developing new products and technologies can be a complex process that involves significant risks and uncertainties. Technical challenges, design flaws, manufacturing defects, and regulatory hurdles can all impact the success of a product or service. It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
Competition can be intense in many markets, and a failure to keep up with competitors or anticipate shifts in market dynamics can lead to revenue declines or market share losses. We are currently in the research and development stage and have only manufactured a prototype for our product. Delays or cost overruns in the development of our product and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Supply Chain and Logistics Risks

The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Quality and Safety of our Product and Service

The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

Minority Holder; Securities with Voting Rights

The Class B Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the Class B Common Stock we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been

accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment

Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg.Dor Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

Our new product could fail to achieve the sales projections we expect

Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities

Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

Intense Market Competition

The market in which the Company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the Company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the Company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions

Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the Company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the Company's ability to operate.

Uncertain Regulatory Landscape

Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the Company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the Company's financial condition and ability to operate effectively.

We have existing patents that we might not be able to protect properly

One of the Company's most valuable assets is its intellectual property. The Company owns trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the

cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment.

We rely on third parties to provide services essential to the success of our business

Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may face risks related to cybersecurity and data protection. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies. Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely impact our business operations and financial condition. This would likely adversely impact the value of your investment.

Economic and market conditions
The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events
The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity

The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

We are a growth-stage company and may face challenges scaling profitably
While we have established initial traction, including growing revenue streams and a broader customer base, we are still in the growth phase of our business. Continued success depends on our ability to scale operations, deepen market penetration, and maintain profitability over time. Although we have made meaningful progress, we have incurred recent net losses and there is no assurance we will achieve or sustain profitability in the future. Investing in our company involves risks, and you should do so because you believe in our business model, our team's ability to execute, and the long-term market potential for our products and services.

The Chief Executive Officer currently spends limited time on another business he owns
The CEO of Cartel Coffee Lab, Inc. (Jason) currently devotes the vast majority of his working time, approximately 40 hours per week, to managing and operating Cartel. In addition, Jason owns a separate company called Chewy's, where he spends approximately 4 hours per week in a limited owner capacity. Chewy's is a small business with a salaried day-to-day operator, and Jason does not serve as its CEO or manage its daily operations. Cartel is Jason's primary professional focus, and no transition plan has been deemed necessary. However, there is some level of risk in investing in a company whose Chief Executive Officer is not devoting 100% of his time exclusively to the Company.

The Company has recently been involved in employment-related legal claims
In 17 years of operations, the Company has only been involved in two employment-related legal claims: a wage claim alleging meal break violations and a claim filed with the Equal Employment Opportunity Commission alleging discrimination on the basis of gender identity and race. While these matters may be common in the retail service industry and both matters were settled for negligible amounts, the existence of such claims and the possibility of similar claims in the future could result in additional legal expenses or operational disruptions, which may impact the Company's ability to execute its growth plans.

The Company currently has an outstanding tax liability
In August 2025, the Company was named in a lawsuit by Travis County, Texas, relating to approximately $15,000 in unpaid personal property taxes from a location that was closed in 2023. The Company has made an initial payment of $5,000 and entered into a payment plan to satisfy the balance by February 2026, at which time the Company expects the lawsuit will be dismissed. If the Company is unable to complete the payment plan, it may face additional penalties or enforcement actions, which could negatively affect its financial condition.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1) to the Company;
(2) to an accredited investor;
(3) as part of an offering registered with the SEC; or
(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on November 10, 2025.

Cartel Coffee Lab, Inc.
By /s/ *Jesse Pangburn*
Title: CEO

By /s/ *Jesse Pangburn*
Name: Jesse Pangburn
Title: CEO

By /s/ *Michelle Backerman*
Name: Michelle Backerman
Title: CFO

By /s/ *Amy Silberschlag*
Name: Amy Silberschlag
Title: Secretary

By /s/ *Jason Silberschlag*
Name: Jason Silberschlag
Title: Chairman

Exhibit A

FINANCIAL STATEMENTS

Cartel Coffee Lab, LLC
Balance Sheet
As of Dec 31, 2025

	Total
Assets	
Current Assets	
Bank Accounts	
1008 Petty Cash	5,959.41
1050 Checking	
1001 1st Street - 9014	12,877.16
1002 5th Ave - 9009	16,108.66
1003 Ash Ave - 9667	15,656.14
1004 Campbell - 9154	8,670.77
1006 Sky Harbor - 9963	25,404.17
1007 Broadway - 9328	6,884.91
1009 Petty Cash Manager Account - 00	4,192.70
1015 New Opp Acct -8932	37,966.41
1016 Coronado - 2285	32,389.92
1018 Palm Springs - 6597	34,007.02
1019 Durham - 1672	0.99
1020 Bakery - 6295	17,700.36
1021 Phoenix Arrive - 5757	8,872.68
1022 ASU Bookstore - 5732	0.97
1023 Tatum & Shea - 8351	15,464.27
1024 Summer Savings - 9266	19,500.51
1025 Desert Ridge - 9282	13,664.30
1026 Biltmore - 9133	6,617.97
Total for 1050 Checking	**$275,979.91**
1100 Allocated Funds	$0.00
1012 Distribution Savings - 8629	$0.00
1013 Summer Crunch - 9577	$0.00
1014 Savings 4 Smart Spending - 1600	$0.00
Total for 1100 Allocated Funds	**$0.00**
Total for Bank Accounts	**$281,939.32**
Accounts Receivable	
1200 Accounts Receivable	237,957.81
Total for Accounts Receivable	**$237,957.81**
Other Current Assets	
12000 Undeposited Funds	-9.16
1240 Escrow Deposit for Badges	927.00
1251 MG Dollars	$0.00
1300 Prepaid Rent	4,494.83
1350 Payroll Clearing Account	$0.00
1353 Prepaid Insurance Policy	25,963.21
1354 Workers Comp	$0.00
1355 Liability	$0.00

1356 Concessionaire Bond	2,313.00
1357 Umbrella	$0.00
1358 Auto	$0.00
1359 Liquor	$0.00
Total for 1353 Prepaid Insurance Policy	**$28,276.21**
1360 Inventory	$0.00
1361 Inventory - Broadway	$0.00
1361.A Inventory - Broadway Packaged Food	155.54
1361.B Inventory - Broadway Prepared Food	134.25
1361.C Inventory - Broadway Bakery Food	252.88
1361.D Inventory - Broadway Coffee	1,990.15
1361.E Inventory - Broadway Milk (Dairy & Alt)	585.71
1361.F Inventory - Broadway Coffee Other	858.17
1361.G Inventory - Broadway Tea	393.99
1361.H Inventory - Broadway Other Bev	328.56
1361.I Inventory - Broadway Retail	978.98
1361.J Inventory - Broadway To Go	1,023.90
Total for 1361 Inventory - Broadway	**$6,702.13**
1362 Inventory - Biltmore	
1362.A Inventory - Biltmore Packaged Food	493.44
1362.B Inventory - Biltmore Prepared Food	176.50
1362.C Inventory - Biltmore Bakery Food	103.89
1362.D Inventory - Biltmore Coffee	1,742.88
1362.E Inventory - Biltmore Milk	514.79
1362.F Inventory - Biltmore Coffee Other	505.76
1362.G Inventory - Biltmore Tea	210.28
1362.H Inventory - Biltmore Other Bev	435.45
1362.I Inventory - Biltmore Retail	855.73
1362.J Inventory - Biltmore To Go	969.84
Total for 1362 Inventory - Biltmore	**$6,008.56**
1365 Inventory - Palm Springs	
1365.A Inventory - PS Packaged Food	507.61
1365.B Inventory - PS Prepared Food	78.00
1365.C Inventory - PS Bakery Food	213.00
1365.D Inventory - PS Coffee	7,056.69
1365.E Inventory - PS Milk (Dairy & Alt)	3,052.74
1365.F Inventory - PS Coffee Other	1,523.53
1365.G Inventory - PS Tea	486.92
1365.H Inventory - PS Other Bev	1,493.53
1365.I Inventory - PS Retail	1,579.16
1365.J Inventory - PS To Go	5,250.96
Total for 1365 Inventory - Palm Springs	**$21,242.14**
1367 Inventory - Bakery	
1367.1 Inventory - Bakery Raw	17,981.64
1367.2 Inventory - Bakery Packaging	2,699.37
Total for 1367 Inventory - Bakery	**$20,681.01**
1368 Inventory - Roastery & CB	

1368.A Inventory - Roastery & CB Packaging	38,985.83
1368.B Inventory - Roastry & CB Coffee	132,613.31
1368.C Inventory - Roastry & CB Canned/Kegged CB	$0.00
1368.D Inventory - Warehouse Perishable	35,253.37
1368.E Inventory - Warehouse Nonperishable	29,645.36
Total for 1368 Inventory - Roastery & CB	**$236,497.87**
1371 Inventory - 1st St	$0.00
1371.A Inventory - 1st Packaged Food	129.57
1371.B Inventory - 1st Prepared Food	45.25
1371.C Inventory - 1st Bakery Food	19.19
1371.D Inventory - 1st Coffee	1,191.83
1371.E Inventory - 1st Milk (Dairy & Alt)	569.90
1371.F Inventory - 1st Coffee Other	631.69
1371.G Inventory - 1st Tea	233.70
1371.H Inventory - 1st Other Bev	249.51
1371.I Inventory - 1st Retail	810.51
1371.J Inventory - 1st To Go	3,284.79
Total for 1371 Inventory - 1st St	**$7,165.94**
1375 Inventory - 5th Ave	$0.00
1375.A Inventory - 5th Packaged	249.10
1375.B Inventory - 5th Prepared Food	114.00
1375.C Inventory - 5th Bakery Food	93.68
1375.D Inventory - 5th Coffee	2,347.78
1375.E Inventory - 5th Milk (Dairy & Alt)	826.83
1375.F Inventory - 5th Coffee Other	991.96
1375.G Inventory - 5th Tea	312.20
1375.H Inventory - 5th Other Bev	351.41
1375.I Inventory - 5th Retail	831.93
1375.J Inventory - 5th To Go	1,430.57
Total for 1375 Inventory - 5th Ave	**$7,549.46**
1380 Inventory - Ash Ave	$0.00
1380.A Inventory - Ash Packaged Food	299.55
1380.B Inventory - Ash Prepared Food	376.75
1380.C Inventory - Ash Bakery Food	155.77
1380.D Inventory - Ash Coffee	3,460.33
1380.E Inventory - Ash Milk (Dairy & Alt)	1,235.65
1380.F Inventory - Ash Coffee Other	1,020.35
1380.G Inventory - Ash Tea	420.50
1380.H Inventory - Ash Other Bev	823.66
1380.I Inventory - Ash Retail	1,907.80
1381.J Inventory - Ash To Go	2,396.77
Total for 1380 Inventory - Ash Ave	**$12,097.13**
1385 Inventory - Campbell Ave	$0.00
1385.A Inventory - Campbell Packaged Food	250.47
1385.B Inventory - Campbell Prepared Food	151.05
1385.C Inventory - Campbell Bakery Food	284.60
1385.D Inventory - Campbell Coffee	2,353.73

1385.E Inventory - Campbell Milk (Dairy & Alt)	568.40
1385.F Inventory - Campbell Coffee Other	569.33
1385.G Inventory - Campbell Tea	297.74
1385.H Inventory - Campbell Other Bev	455.50
1385.I Inventory - Campbell Retail	667.72
1385.J Inventory - Cambell To Go	1,105.47
Total for 1385 Inventory - Campbell Ave	**$6,704.01**
1389 Inventory - Tatum	$0.00
1389.A Inventory Tatum Packaged Food	143.59
1389.B Inventory - Tatum Prepared Food	69.25
1389.C Inventory - Tatum Bakery Food	66.50
1389.D Inventory - Tatum Coffee	2,643.88
1389.E Inventory - Tatum Milk (Dairy & Alt)	179.72
1389.F Inventory - Tatum Coffee Other	583.55
1389.G Inventory - Tatum Tea	286.89
1389.H Inventory - Tatum Other Bev	418.57
1389.I Inventory - Tatum Retail	635.58
1389.J Inventory - Tatum To Go	1,369.61
Total for 1389 Inventory - Tatum	**$6,397.14**
1390 Inventory - Sky Harbor	$0.00
1390.A Inventory - Sky Harbor Packaged Food	2,071.16
1390.B Inventory - Sky Harbor Prepared Food	848.00
1390.C Inventory - Sky Harbor Bakery Food	181.42
1390.D Inventory - Sky Harbor Coffee	2,973.67
1390.E Inventory - Sky Harbor Milk (Dairy & Alt)	876.71
1390.F Inventory - Sky Harbor Coffee Other	2,018.86
1390.G Inventory - Sky Harbor Tea	466.11
1390.H Inventory - Sky Harbor Other Bev	3,400.45
1390.I Inventory - Sky Harbor Retail	505.92
1390.J Inventory - Sky Harbor To Go	3,067.89
Total for 1390 Inventory - Sky Harbor	**$16,410.19**
1420 Inventory - Arrive Phx	
1420.A Inventory - Arrive Phx Packaged Food	156.51
1420.B Inventory - Arrive Phx Prepared Food	118.75
1420.C Inventory - Arrive Phx Bakery Food	25.60
1420.D Inventory - Arrive Phx Coffee	1,702.67
1420.E Inventory - Arrive Phx Milk (Dairy & Alt)	360.53
1420.F Inventory - Arrive Phx Coffee Other	868.34
1420.G Inventory - Arrive Phx Tea	275.84
1420.H Inventory - Arrive Phx Other Bev	329.28
1420.I Inventory - Arrive Phx Retail	658.88
1420.J Inventory - Arrive Phx To Go	870.05
Total for 1420 Inventory - Arrive Phx	**$5,366.45**
1441 Inventory - Coronado	$0.00
1441.A Inventory - Coronado Packaged Food	241.83
1441.B Inventory - Coronado Prepared Food	263.00
1441.C Inventory - Coronado Bakery Food	24.91

1441.D Inventory - Coronado Coffee	1,291.38
1441.E Inventory - Coronado Milk (Dairy & Alt)	686.35
1441.F Inventory - Coronado Coffee Other	622.68
1441.G Inventory - Coronado Tea	158.73
1441.H Inventory - Coronado Other Bev	255.54
1441.I Inventory - Coronado Retail	846.44
1441.J Inventory - Coronado To Go	1,489.44
Total for 1441 Inventory - Coronado	**$5,880.30**
1442 Inventory - DR	
1442.A Inventory - DR Packaged Food	37.80
1442.B Inventory - Desert Ridge Prepared Food	124.00
1442.C Inventory - Desert Ridge Bakery Food	69.42
1442.D Inventory - DR Coffee	1,507.67
1442.E Inventory - DR Milk (Dairy & Alt)	557.14
1442.F Inventory - Desert Ridge Coffee Other	416.18
1442.G Inventory - Desert Ridge Tea	188.48
1442.H Inventory - Desert Ridge Other Bev	348.53
1442.I Inventory - DR Retail	234.52
1442.J Inventory - DR To Go	1,359.24
Total for 1442 Inventory - DR	**$4,842.98**
1451 Inventory - Durham	
1451.A Inventory - Durham Packaged Food	92.10
1451.B Inventory - Durham Prepared Food	$0.00
1451.C Inventory - Durham Bakery Food	$0.00
1451.D Inventory - Durham Coffee	429.83
1451.E Inventory - Durham Milk	710.20
1451.F Inventory - Durham Coffee Other	789.01
1451.G Inventory - Durham Tea	167.28
1451.H Inventory - Durham Other Bev	245.69
1451.I Inventory - Durham Retail	42.15
1451.J Inventory - Durham To Go	1,047.09
Total for 1451 Inventory - Durham	**$3,523.35**
Total for 1360 Inventory	**$367,068.66**
1400 Prepaid Expenses	-150.98
1890 Deferred Financing Costs	$0.00
1899 Inventory Deposits	21,103.72
3012 Due From Start Engine	21,174.65
Inventory Asset	$0.00
Uncategorized Asset	$0.00
Total for Other Current Assets	**$442,884.93**
Total for Current Assets	**$962,782.06**
Fixed Assets	
1600 Equipment	1,131,934.88
1610 Equipment & tools	584,931.36
1611 Equipment and Tools - 5th Avenu	2,162.23
1613 Equipment/Tools - 1st	10,477.10
1615 Equipmemt / Tools - Sky Harbor	6,872.34

1625 Computer Software	13,271.38
1626 Equipment - Cold Brew	98,000.00
1627 Equipment and Tools - Rostery	9,392.05
Total for 1610 Equipment & tools	**$725,106.46**
1620 Office Equipment	10,224.38
Total for 1600 Equipment	**$1,867,265.72**
1630 Leasehold Improvements	629,493.23
1631 Leasehold Improvements - 1st St	$0.00
1632 - Construction in Progress - Sk	233,908.07
1634 Leasehold Improvements - T & S	4,129.22
1635 Leasehold Improvemet - Sky Harb	433,437.35
1636 Leasehold Improvement - Campbel	$0.00
1637 Leasehold Improvements - Ash	2,062.50
1639 Leasehold Improvements - Austin	15,241.00
1640 Leasehold Improvements - Phx Ar	4,146.00
Total for 1630 Leasehold Improvements	**$1,322,417.37**
1645 Vehicles	192,886.12
1650 Furniture / Fixtures	33,619.18
1655 Furniture / Fixtures - Sky Harb	12,087.00
Total for 1650 Furniture / Fixtures	**$45,706.18**
1660 Signs	65,744.70
1670 Website Design	43,500.00
1700 Accumulated Depreciation - Tota	$0.00
1710 Accumulated Depreciation	-2,958,476.88
Total for 1700 Accumulated Depreciation - Tota	**-$2,958,476.88**
Total for Fixed Assets	**$579,043.21**
Other Assets	
1810 Security Deposits	38,051.26
Deposits - Equipment Deposits	$0.00
Total for 1810 Security Deposits	**$38,051.26**
1820 Right-of-Use Asset	1,548,400.32
3010 Due from Silberschlag's	$0.00
3011 Due from AZ Chewys	$0.00
Total for Other Assets	**$1,586,451.58**
Total for Assets	**$3,128,276.85**
Liabilities and Equity	
Liabilities	
Current Liabilities	
Accounts Payable	
2000 Accounts Payable	584,738.03
Total for Accounts Payable	**$584,738.03**
Credit Cards	
2100*OE Credit Cards	$0.00
2110 Small Card - 1938	22,886.34
2110.1 JM 1961	876,484.98
2110.10 AMor 5092	103,631.97
2110.11 SM 0248	5,152.25

2110.12 AG 7849	11,960.27
2110.2 JS 1946	-4,776.60
2110.3 AS 1938	-1,244,358.48
2110.4 TG 0635	58,835.53
2110.5 YK 4047	55,363.95
2110.6 SM 3940	4,888.26
2110.7 JY - 9396	71,334.93
2110.8 PO 5568	29,489.81
2110.9 AMor 8149	49,922.66
Total for 2110 Small Card - 1938	**$40,815.87**
2120 Large Card - 3262	-9,408.97
2120.10 JS - 3262	-655,255.47
2120.11 JP - 4433	197,568.32
2120.12 MI - 5507	242,423.77
2120.13 AM - 4212	65,061.72
2120.14 AS - 5401	2,677.65
2120.15 LZ 4945	72,280.57
2120.16 RH - 6694	59,363.84
2120.17 RH - 2317	44,385.68
Total for 2120 Large Card - 3262	**$19,097.11**
2130 Rewards Card - 2451	-216,031.40
2130.11 AS 2451	-1,374,230.73
2130.12 KE 9253	596,561.29
2130.14 SL 7431	21,977.17
2130.15 SM 9820	463.06
2130.16 JH 1262	5,573.30
2130.17 RH 5200	39,176.53
2130.18 ZS 9308	2,751.80
2130.5 Rewards - 8882	644.27
2130.6 Rewards - 8187 AH	145,755.52
2130.9 Rewards - 3642	798,854.04
Total for 2130 Rewards Card - 2451	**$21,494.85**
2140 Rewards Card 9068	-6,964.50
2140.1 JS 9068	-697,714.87
2140.10 RC 1708	494.47
2140.2 KR 0807	339,194.21
2140.5 MM 8056	24,223.39
2140.7 FW 9201	35,548.61
2140.8 MB 2607	261,028.13
2140.9 RH 1743	68,720.24
Total for 2140 Rewards Card 9068	**$24,529.68**
2150 Southwest Card - 1951	20,219.07
2160 Webstaurant 9481	$0.00
Total for 2100*OE Credit Cards	**$126,156.58**
Credit Card (4433)	814.32
Total for Credit Cards	**$126,970.90**
Other Current Liabilities	

2200 Sales tax payable	$0.00
Arizona Department of Revenue Payable	$0.00
CA Department of Tax and Fee Administration Payable	$0.00
Texas Comptroller Payable	$0.00
Unassigned Tax Agency for Apps Payable	$0.00
Total for 2200 Sales tax payable	**$0.00**
2224 Deposits	800.00
2225 Tips Clearing	29,495.72
2230 Keg Deposits	$0.00
Total for 2224 Deposits	**$30,295.72**
2226 Garnishment Payable	$0.00
2400 Payroll Liabilities	$0.00
2460 401K Payable	$0.00
Total for 2400 Payroll Liabilities	**$0.00**
24000 Accrued Payroll Liability	96,314.28
2700 Gift Card Payable	10,348.19
2750 Pending Sales Entries	$0.00
2910 Accrued Expenses	2,400.00
2990 Suspense	$0.00
2992 Square Reports	$0.00
Total for 2990 Suspense	**$0.00**
2998 Square Gift Card	11,784.20
2999 Current Portion - Long Term Debt	$0.00
Square Tips	$0.00
Total for Other Current Liabilities	**$151,142.39**
Total for Current Liabilities	**$862,851.32**
Long-term Liabilities	
3500 Notes Payable	
3510 Square Loan	$0.00
3511 Chase Loan 7004	$0.00
3519 Ally - Nissan	$0.00
3520 CIT - Forklift Loan - 097-0135389	$0.00
3521 Container Logic - Tank 71244	792.52
3522 First Citizen - Equipment Loan - DCC-1835594	121,710.63
3523 Container Logic - Tank 71206	1,780.13
3524 Container Logic - Tank 70544 & 70836	8,033.89
3602 EIDL Funds	119,110.74
3610 CIT - Equipment Loan - 097-0144026	82,299.74
3611 CIT - Equipment Loan - 097-0161427	77,723.33
3612 Deborah Campbell - Freightliner	2,717.32
3613 Arizona Capital Source	315,915.91
3614 Paula Rose - LOC	$0.00
3615 Ford Auto	41,628.91
3616 Silberschlag Loan	70,000.00
3617 Chase Line of Credit 7002	39,283.96
Total for 3500 Notes Payable	**$880,997.08**
3515 Lease Liability	1,629,180.03

Total for Long-term Liabilities	**$2,510,177.11**
Total for Liabilities	**$3,373,028.43**
Equity	
30000 Opening Balance Equity ..	$0.00
4101 Capital - Silberschlag	104,558.00
4105 Capital - Miller	100,000.00
4500 Partner Distributions	
4501 Jason Silberschlag	-227,918.02
4502 Amy Silberschlag	-230,168.02
4504 Christopher Miller	-56,713.05
Total for 4500 Partner Distributions	**-$514,799.09**
4510 Partner Distributions - Brewery	$0.00
4700 Treasury Stock	-21,523.87
4701 Harrells	-250,000.00
4702 Separation/Settlement Adjustmen	100,000.00
Total for 4700 Treasury Stock	**-$171,523.87**
4800 Common Stock	381,525.00
32000 Retained Earnings	238,387.14
Net Income	-382,898.76
Total for Equity	**-$244,751.58**
Total for Liabilities and Equity	**$3,128,276.85**

Cartel Coffee Lab, LLC
Profit and Loss
January-December, 2025

	2025
Income	
4999 Retail Revenue	
5000 Food Sales	1,796,187.60
5001 Coffee Beverage Sales	4,599,206.85
5002 Bagged Coffee Retail Sales	824,441.00
5003 Tea Sales	731,152.20
5004 Other Beverage Sales	352,418.85
5005 Retail Sales	80,472.24
5010 Cold Brew Sales	
5900 Discounts & Allowances	-351,564.63
5906 Uncategorized Income	0.00
Total for 4999 Retail Revenue	**8,032,314.11**
5100 Production Revenue	
5105 Wholesale Sales	
5102 Wholesale Food Sales	103.25
5106 Wholesale Coffee Sales	491,924.40
5110 Wholesale Cold Brew Sales	175,771.46
5115 Wholesale Warehouse Sales	80,877.18
Total for 5105 Wholesale Sales	**748,676.29**
5200 Intercompany Sales	
5205 Interco Coffee Sales	$0.00
5210 Interco Cold Brew Sales	$0.00
5215 Interco Warehouse Sales	$0.00
5220 Interco Bakery Sales	7,154.00
Total for 5200 Intercompany Sales	**7,154.00**
5300 Ecommerce Sales	
5305 Website Coffee Sales	256,554.51
5310 Website Retail Sales	5,354.00
5315 Shipping Sales	21,887.16
Total for 5300 Ecommerce Sales	**283,795.67**
Total for 5100 Production Revenue	**1,039,625.96**
Total for Income	**9,071,940.07**
Cost of Goods Sold	
6000 Cost of Sales	
6010 Food Cost	
6010A Packaged Food Cost	253,868.88
6010B Prepared Food Cost	405,881.27
6010C Bakery Cost	-130,502.89
6010D Raw Ingredient Cost	179,416.40
Total for 6010 Food Cost	**708,663.66**
6011 Coffee Cost	
6011A Coffee Bean & CB Cost	846,599.04

6011B Milk (Dairy & Alt) Cost	308,156.30
6011C Coffee Other Cost	151,045.80
Total for 6011 Coffee Cost	**1,305,801.14**
6012 Tea Cost	57,717.51
6013 Other Beverage Cost	140,695.18
6014 Retail Cost	43,147.52
6015 To Go Cost	182,998.67
6016 Packaging Cost	110,200.33
6017 Warehouse Cost	51,946.89
Total for 6000 Cost of Sales	**2,601,170.90**
6399 Cost of Sales - Labor	
6400 Retail Labor	
6405 Retail Hourly Labor	1,546,779.85
6420 Retail Payroll Taxes	200,022.67
Total for 6400 Retail Labor	**1,746,802.52**
6450 Production Labor	
6455 Outsourced Labor	2,146.20
6460 Production Hourly Labor	522,791.22
6465 Production Management Labor	255,000.54
6470 Production Payroll Taxes	59,077.22
Total for 6450 Production Labor	**839,015.18**
6500 Corporate Labor	
6505 Corporate Officer Labor	135,370.94
6510 Corporate People & Finance Labor	227,865.98
6515 Corporate Retail Labor	371,910.15
6520 Corporate Marketing & Sales Labor	161,674.77
6525 Corporate Payroll Taxes	68,122.26
Total for 6500 Corporate Labor	**964,944.10**
Total for 6399 Cost of Sales - Labor	**3,550,761.80**
Total for Cost of Goods Sold	**6,151,932.70**
Gross Profit	**2,920,007.37**
Expenses	
7000 Operating Expense	
7010 Automobile Expense	29,099.66
7020 Cash Over/Short	1,177.00
7025 Chemicals / Linen	112,486.07
7030 Credit Card Fees	294,116.49
7035 Donations	3,756.37
7045 Employee Benefits	116,391.61
7047 Equipment Expense	37,187.05
7050 Shipping Expense	69,252.13
7055 Insurance - Auto	22,251.52
7060 Insurance - Commercial	144,959.20
7065 Insurance - Workers Comp	21,894.70
7070 Internet	29,207.11
7075 Licenses & Fees	6,980.96
7080 Marketing / Ads	90,773.00

7090 Operating Supplies	89,784.11
7095 Owners Meals and Entertainment	1,437.94
7100 Professional Fees	188,654.05
7110 Rent	478,810.46
7115 Repair & Maintenance	166,125.38
7120 Research & Development	
7122 Sales Discounts	3,716.89
7125 Smallware	
7130 Subscriptions	102,619.09
7135 Telephone Expense	8,411.56
7140 Training / Education Costs	1,500.11
7150 Travel	9,790.81
7160 Utilities	171,034.29
Total for 7000 Operating Expense	**2,201,417.56**
Total for Expenses	**2,201,417.56**
Net Operating Income	**718,589.81**
Other Income	
8005 Management Revenue	17,999.99
8010 Other Income	
Total for Other Income	**17,999.99**
Other Expenses	
9000 Buildout Costs	
9004 Amortization	315,158.00
9005 Depreciation	509,191.94
9007 Corporate Tax	4,750.00
9010 Interest Expense	286,133.71
9015 Management Exp	$0.00
9016 Miscellaneous	4,254.91
9020 Penalties & Settlements	
Total for Other Expenses	**1,119,488.56**
Net Other Income	**-1,101,488.57**
Net Income	**-382,898.76**

Cartel Coffee Lab, LLC
Statement of Cash Flows
January-December, 2025

Account Name	Total
OPERATING ACTIVITIES	
Net Income	-382,898.76
Adjustments to reconcile Net Income to Net Cash provided by operations:	
1200 Accounts Receivable	-140,310.74
1240 Escrow Deposit for Badges	432.00
1251 MG Dollars	13.58
1350 Payroll Clearing Account	0.00
1353 Prepaid Insurance Policy	-14,580.44
1361.A Inventory:Inventory - Broadway:Inventory - Broadway Packaged Food	51.87
1361.B Inventory:Inventory - Broadway:Inventory - Broadway Prepared Food	63.25
1361.C Inventory:Inventory - Broadway:Inventory - Broadway Bakery Food	259.30
1361.D Inventory:Inventory - Broadway:Inventory - Broadway Coffee	-213.55
1361.E Inventory:Inventory - Broadway:Inventory - Broadway Milk (Dairy & Alt)	371.26
1361.F Inventory:Inventory - Broadway:Inventory - Broadway Coffee Other	-8.92
1361.G Inventory:Inventory - Broadway:Inventory - Broadway Tea	-291.99
1361.H Inventory:Inventory - Broadway:Inventory - Broadway Other Bev	-162.40
1361.I Inventory:Inventory - Broadway:Inventory - Broadway Retail	-511.93
1361.J Inventory:Inventory - Broadway:Inventory - Broadway To Go	-308.58
1362.A Inventory:Inventory - Biltmore:Inventory - Biltmore Packaged Food	-178.28
1362.B Inventory:Inventory - Biltmore:Inventory - Biltmore Prepared Food	-81.35
1362.C Inventory:Inventory - Biltmore:Inventory - Biltmore Bakery Food	-8.44
1362.D Inventory:Inventory - Biltmore:Inventory - Biltmore Coffee	-656.37
1362.E Inventory:Inventory - Biltmore:Inventory - Biltmore Milk	203.90
1362.F Inventory:Inventory - Biltmore:Inventory - Biltmore Coffee Other	111.26
1362.G Inventory:Inventory - Biltmore:Inventory - Biltmore Tea	-74.44
1362.H Inventory:Inventory - Biltmore:Inventory - Biltmore Other Bev	-36.10
1362.I Inventory:Inventory - Biltmore:Inventory - Biltmore Retail	-396.96
1362.J Inventory:Inventory - Biltmore:Inventory - Biltmore To Go	39.61
1365.A Inventory:Inventory - Palm Springs:Inventory - PS Packaged Food	43.28
1365.B Inventory:Inventory - Palm Springs:Inventory - PS Prepared Food	-55.25
1365.C Inventory:Inventory - Palm Springs:Inventory - PS Bakery Food	-211.50
1365.D Inventory:Inventory - Palm Springs:Inventory - PS Coffee	-3,069.39
1365.E Inventory:Inventory - Palm Springs:Inventory - PS Milk (Dairy & Alt)	-812.61
1365.F Inventory:Inventory - Palm Springs:Inventory - PS Coffee Other	-567.80
1365.G Inventory:Inventory - Palm Springs:Inventory - PS Tea	-82.13
1365.H Inventory:Inventory - Palm Springs:Inventory - PS Other Bev	-834.38
1365.I Inventory:Inventory - Palm Springs:Inventory - PS Retail	-926.24
1365.J Inventory:Inventory - Palm Springs:Inventory - PS To Go	-828.63
1367.1 Inventory:Inventory - Bakery:Inventory - Bakery Raw	-6,876.83
1367.2 Inventory:Inventory - Bakery:Inventory - Bakery Packaging	-1,224.58
1368.A Inventory:Inventory - Roastery & CB:Inventory - Roastery & CB Packaging	7,593.12
1368.B Inventory:Inventory - Roastery & CB:Inventory - Roastry & CB Coffee	-52,246.82

1368.C Inventory:Inventory - Roastery & CB:Inventory - Roastry & CB Canned/Kegged CB	0.00
1368.D Inventory:Inventory - Roastery & CB:Inventory - Warehouse Perishable	-12,128.53
1368.E Inventory:Inventory - Roastery & CB:Inventory - Warehouse Nonperishable	-4,947.29
1371.A Inventory:Inventory - 1st St:Inventory - 1st Packaged Food	23.48
1371.B Inventory:Inventory - 1st St:Inventory - 1st Prepared Food	80.25
1371.C Inventory:Inventory - 1st St:Inventory - 1st Bakery Food	12.70
1371.D Inventory:Inventory - 1st St:Inventory - 1st Coffee	964.32
1371.E Inventory:Inventory - 1st St:Inventory - 1st Milk (Dairy & Alt)	-32.09
1371.F Inventory:Inventory - 1st St:Inventory - 1st Coffee Other	44.75
1371.G Inventory:Inventory - 1st St:Inventory - 1st Tea	-57.30
1371.H Inventory:Inventory - 1st St:Inventory - 1st Other Bev	-138.14
1371.I Inventory:Inventory - 1st St:Inventory - 1st Retail	-54.90
1371.J Inventory:Inventory - 1st St:Inventory - 1st To Go	-2,232.85
1375.A Inventory:Inventory - 5th Ave:Inventory - 5th Packaged	7.98
1375.B Inventory:Inventory - 5th Ave:Inventory - 5th Prepared Food	83.75
1375.C Inventory:Inventory - 5th Ave:Inventory - 5th Bakery Food	-79.04
1375.D Inventory:Inventory - 5th Ave:Inventory - 5th Coffee	-1,115.53
1375.E Inventory:Inventory - 5th Ave:Inventory - 5th Milk (Dairy & Alt)	217.86
1375.F Inventory:Inventory - 5th Ave:Inventory - 5th Coffee Other	-222.93
1375.G Inventory:Inventory - 5th Ave:Inventory - 5th Tea	-22.45
1375.H Inventory:Inventory - 5th Ave:Inventory - 5th Other Bev	247.28
1375.I Inventory:Inventory - 5th Ave:Inventory - 5th Retail	-241.76
1375.J Inventory:Inventory - 5th Ave:Inventory - 5th To Go	-129.17
1380.A Inventory:Inventory - Ash Ave:Inventory - Ash Packaged Food	68.56
1380.B Inventory:Inventory - Ash Ave:Inventory - Ash Prepared Food	-114.75
1380.C Inventory:Inventory - Ash Ave:Inventory - Ash Bakery Food	-19.21
1380.D Inventory:Inventory - Ash Ave:Inventory - Ash Coffee	3,192.92
1380.E Inventory:Inventory - Ash Ave:Inventory - Ash Milk (Dairy & Alt)	-129.98
1380.F Inventory:Inventory - Ash Ave:Inventory - Ash Coffee Other	-89.06
1380.G Inventory:Inventory - Ash Ave:Inventory - Ash Tea	90.75
1380.H Inventory:Inventory - Ash Ave:Inventory - Ash Other Bev	-27.45
1380.I Inventory:Inventory - Ash Ave:Inventory - Ash Retail	369.88
1381.J Inventory:Inventory - Ash Ave:Inventory - Ash To Go	-521.93
1385.A Inventory:Inventory - Campbell Ave:Inventory - Campbell Packaged Food	-87.71
1385.B Inventory:Inventory - Campbell Ave:Inventory - Campbell Prepared Food	99.45
1385.C Inventory:Inventory - Campbell Ave:Inventory - Campbell Bakery Food	260.16
1385.D Inventory:Inventory - Campbell Ave:Inventory - Campbell Coffee	744.63
1385.E Inventory:Inventory - Campbell Ave:Inventory - Campbell Milk (Dairy & Alt)	121.72
1385.F Inventory:Inventory - Campbell Ave:Inventory - Campbell Coffee Other	330.10
1385.G Inventory:Inventory - Campbell Ave:Inventory - Campbell Tea	-89.56
1385.H Inventory:Inventory - Campbell Ave:Inventory - Campbell Other Bev	-361.37
1385.I Inventory:Inventory - Campbell Ave:Inventory - Campbell Retail	-289.86
1385.J Inventory:Inventory - Campbell Ave:Inventory - Cambell To Go	40.62
1389.A Inventory:Inventory - Tatum:Inventory Tatum Packaged Food	-103.31
1389.B Inventory:Inventory - Tatum:Inventory - Tatum Prepared Food	-59.25
1389.C Inventory:Inventory - Tatum:Inventory - Tatum Bakery Food	-34.54
1389.D Inventory:Inventory - Tatum:Inventory - Tatum Coffee	-1,374.71

1389.E Inventory:Inventory - Tatum:Inventory - Tatum Milk (Dairy & Alt)	233.75
1389.F Inventory:Inventory - Tatum:Inventory - Tatum Coffee Other	52.52
1389.G Inventory:Inventory - Tatum:Inventory - Tatum Tea	-193.39
1389.H Inventory:Inventory - Tatum:Inventory - Tatum Other Bev	-43.23
1389.I Inventory:Inventory - Tatum:Inventory - Tatum Retail	-238.74
1389.J Inventory:Inventory - Tatum:Inventory - Tatum To Go	-66.56
1390.A Inventory:Inventory - Sky Harbor:Inventory - Sky Harbor Packaged Food	354.24
1390.B Inventory:Inventory - Sky Harbor:Inventory - Sky Harbor Prepared Food	179.50
1390.C Inventory:Inventory - Sky Harbor:Inventory - Sky Harbor Bakery Food	174.82
1390.D Inventory:Inventory - Sky Harbor:Inventory - Sky Harbor Coffee	998.08
1390.E Inventory:Inventory - Sky Harbor:Inventory - Sky Harbor Milk (Dairy & Alt)	243.48
1390.F Inventory:Inventory - Sky Harbor:Inventory - Sky Harbor Coffee Other	53.43
1390.G Inventory:Inventory - Sky Harbor:Inventory - Sky Harbor Tea	-201.11
1390.H Inventory:Inventory - Sky Harbor:Inventory - Sky Harbor Other Bev	-391.74
1390.I Inventory:Inventory - Sky Harbor:Inventory - Sky Harbor Retail	255.79
1390.J Inventory:Inventory - Sky Harbor:Inventory - Sky Harbor To Go	1,651.56
1400 Prepaid Expenses	13,054.45
1420.A Inventory:Inventory - Arrive Phx:Inventory - Arrive Phx Packaged Food	22.18
1420.B Inventory:Inventory - Arrive Phx:Inventory - Arrive Phx Prepared Food	-15.75
1420.C Inventory:Inventory - Arrive Phx:Inventory - Arrive Phx Bakery Food	15.73
1420.D Inventory:Inventory - Arrive Phx:Inventory - Arrive Phx Coffee	-423.84
1420.E Inventory:Inventory - Arrive Phx:Inventory - Arrive Phx Milk (Dairy & Alt)	509.30
1420.F Inventory:Inventory - Arrive Phx:Inventory - Arrive Phx Coffee Other	123.72
1420.G Inventory:Inventory - Arrive Phx:Inventory - Arrive Phx Tea	-105.09
1420.H Inventory:Inventory - Arrive Phx:Inventory - Arrive Phx Other Bev	45.51
1420.I Inventory:Inventory - Arrive Phx:Inventory - Arrive Phx Retail	-183.24
1420.J Inventory:Inventory - Arrive Phx:Inventory - Arrive Phx To Go	80.17
1441.A Inventory:Inventory - Coronado:Inventory - Coronado Packaged Food	-100.51
1441.B Inventory:Inventory - Coronado:Inventory - Coronado Prepared Food	-159.50
1441.C Inventory:Inventory - Coronado:Inventory - Coronado Bakery Food	9.67
1441.D Inventory:Inventory - Coronado:Inventory - Coronado Coffee	321.53
1441.E Inventory:Inventory - Coronado:Inventory - Coronado Milk (Dairy & Alt)	-336.23
1441.F Inventory:Inventory - Coronado:Inventory - Coronado Coffee Other	-65.55
1441.G Inventory:Inventory - Coronado:Inventory - Coronado Tea	6.57
1441.H Inventory:Inventory - Coronado:Inventory - Coronado Other Bev	-93.20
1441.I Inventory:Inventory - Coronado:Inventory - Coronado Retail	-248.04
1441.J Inventory:Inventory - Coronado:Inventory - Coronado To Go	-337.50
1442.A Inventory:Inventory - DR:Inventory - DR Packaged Food	171.42
1442.B Inventory:Inventory - DR:Inventory - Desert Ridge Prepared Food	-42.95
1442.C Inventory:Inventory - DR:Inventory - Desert Ridge Bakery Food	-1.59
1442.D Inventory:Inventory - DR:Inventory - DR Coffee	-161.92
1442.E Inventory:Inventory - DR:Inventory - DR Milk (Dairy & Alt)	-192.51
1442.F Inventory:Inventory - DR:Inventory - Desert Ridge Coffee Other	177.76
1442.G Inventory:Inventory - DR:Inventory - Desert Ridge Tea	6.22
1442.H Inventory:Inventory - DR:Inventory - Desert Ridge Other Bev	-40.09
1442.I Inventory:Inventory - DR:Inventory - DR Retail	215.54
1442.J Inventory:Inventory - DR:Inventory - DR To Go	-821.08

1451.A Inventory:Inventory - Durham:Inventory - Durham Packaged Food	-53.49
1451.B Inventory:Inventory - Durham:Inventory - Durham Prepared Food	0.00
1451.C Inventory:Inventory - Durham:Inventory - Durham Bakery Food	0.00
1451.D Inventory:Inventory - Durham:Inventory - Durham Coffee	364.75
1451.E Inventory:Inventory - Durham:Inventory - Durham Milk	-326.94
1451.F Inventory:Inventory - Durham:Inventory - Durham Coffee Other	30.76
1451.G Inventory:Inventory - Durham:Inventory - Durham Tea	111.72
1451.H Inventory:Inventory - Durham:Inventory - Durham Other Bev	-118.95
1451.I Inventory:Inventory - Durham:Inventory - Durham Retail	73.09
1451.J Inventory:Inventory - Durham:Inventory - Durham To Go	838.60
1899 Inventory Deposits	-20,416.99
2000 Accounts Payable	334,277.34
2110 Credit Cards:Small Card - 1938	-22,826.29
2110.1 JM Credit Cards:Small Card - 1938:1961	184,731.28
2110.10 Credit Cards:Small Card - 1938:AMor 5092	86,537.81
2110.11 Credit Cards:Small Card - 1938:SM 0248	3,637.12
2110.12 Credit Cards:Small Card - 1938:AG 7849	11,960.27
2110.2 JS Credit Cards:Small Card - 1938:1946	88.68
2110.3 AS Credit Cards:Small Card - 1938:1938	-362,633.94
2110.4 Credit Cards:Small Card - 1938:TG 0635	38,511.71
2110.5 Credit Cards:Small Card - 1938:YK 4047	9,243.55
2110.7 Credit Cards:Small Card - 1938:JY - 9396	57,966.28
2120 Credit Cards:Large Card - 3262	-33,799.84
2120.10 Credit Cards:Large Card - 3262:JS - 3262	-106,211.32
2120.11 Credit Cards:Large Card - 3262:JP - 4433	39,267.34
2120.12 Credit Cards:Large Card - 3262:MI - 5507	90,529.73
2120.17 Credit Cards:Large Card - 3262:RH - 2317	14,881.39
2130 Credit Cards:Rewards Card - 2451	-4,913.57
2130.11 Credit Cards:Rewards Card - 2451:AS 2451	-253,174.45
2130.12 Credit Cards:Rewards Card - 2451:KE 9253	175,130.29
2130.14 Credit Cards:Rewards Card - 2451:SL 7431	12,071.46
2130.15 Credit Cards:Rewards Card - 2451:SM 9820	150.00
2130.16 Credit Cards:Rewards Card - 2451:JH 1262	5,573.30
2130.17 Credit Cards:Rewards Card - 2451:RH 5200	39,176.53
2130.18 Credit Cards:Rewards Card - 2451:ZS 9308	2,751.80
2130.6 Credit Cards:Rewards Card - 2451:Rewards - 8187 AH	20,873.38
2140 Credit Cards:Rewards Card 9068	-8,087.72
2140.1 Credit Cards:Rewards Card 9068:JS 9068	-211,183.59
2140.10 Credit Cards:Rewards Card 9068:RC 1708	494.47
2140.5 Credit Cards:Rewards Card 9068:MM 8056	5,893.92
2140.8 Credit Cards:Rewards Card 9068:MB 2607	156,868.09
2140.9 Credit Cards:Rewards Card 9068:RH 1743	68,720.24
2150 Credit Cards:Southwest Card - 1951	8,881.16
2160 Credit Cards:Webstaurant 9481	-7,286.51
2200 Sales tax payable	0.00
2224 Deposits	800.00
2225 Deposits:Tips Clearing	4,033.03

24000 Accrued Payroll Liability	15,264.46
2460 Payroll Liabilities:401K Payable	0.00
2700 Gift Card Payable	-13,347.30
2750 Pending Sales Entries	0.00
2910 Accrued Expenses	2,400.00
2992 Suspense:Square Reports	0.00
2998 Square Gift Card	11,784.20
3012 Due From Start Engine	-21,174.65
Credit Card (4433)	814.32
Sales tax payable:Arizona Department of Revenue Payable	16.39
Sales tax payable:Texas Comptroller Payable	0.00
Sales tax payable:Unassigned Tax Agency for Apps Payable	0.00
Total for Adjustments to reconcile Net Income to Net Cash provided by operations:	**$119,608.76**
Net cash provided by operating activities	**-$263,290.00**
INVESTING ACTIVITIES	
1600 Equipment	-57,705.23
1632 Leasehold Improvements:- Construction in Progress - Sk	-233,334.32
1710 Accumulated Depreciation - Tota:Accumulated Depreciation	509,191.94
1810 Security Deposits	-800.00
1820 Right-of-Use Asset	315,158.00
3011 Due from AZ Chewys	$0.00
Net cash provided by investing activities	**$532,510.39**
FINANCING ACTIVITIES	
3511 Notes Payable:Chase Loan 7004	-13,693.97
3515 Lease Liability	-315,158.00
3521 Notes Payable:Container Logic - Tank 71244	-1,435.46
3522 Notes Payable:First Citizen - Equipment Loan - DCC-1835594	-39,658.97
3523 Notes Payable:Container Logic - Tank 71206	-1,193.32
3524 Notes Payable:Container Logic - Tank 70544 & 70836	-2,265.03
3602 Notes Payable:EIDL Funds	-6,793.95
3610 Notes Payable:CIT - Equipment Loan - 097-0144026	-36,908.83
3611 Notes Payable:CIT - Equipment Loan - 097-0161427	-26,808.05
3612 Notes Payable:Deborah Campbell - Freightliner	-10,204.87
3613 Notes Payable:Arizona Capital Source	-19,403.56
3615 Notes Payable:Ford Auto	-8,597.37
3617 Notes Payable:Chase Line of Credit 7002	-5,035.28
4800 Common Stock	381,525.00
Net cash provided by financing activities	**-$105,631.66**
NET CASH INCREASE FOR PERIOD	**$163,588.73**
Cash at beginning of period	**$118,341.43**
CASH AT END OF PERIOD	**$281,930.16**

CARTEL COFFEE LAB, INC.
PRO FORMA
MARCH 2026

	Initial				Rights to	Fully Diluted			
Name	**Class A Common**	**Class B Common**	**Total**	**Percent**	**Acquire**	**Class A Common**	**Class B Common**	**Total**	**Percent**
Jason Silberschlag	2,783,719	-	2,783,719	42.72%	-	2,783,719	-	2,783,719	37.46%
Amy E. Silberschlag	2,783,719	-	2,783,719	42.72%	-	2,783,719	-	2,783,719	37.46%
Christopher James Miller	732,558	-	732,558	11.24%	-	732,558	-	732,558	9.86%
Crowdfunding Aggregator	-	216,002	216,002	3.31%	-	216,002	216,002	432,004	5.81%
2025 Equity Incentive Plan (available)	-	-	-	0.00%	700,000	700,000	-	700,000	9.42%
	6,299,996	216,002	6,515,998	100.00%	700,000	7,215,998	216,002	7,432,000	100.00%

(1) **Equity Incentive Plan**	
Class A Common Stock Outstanding	6,299,996
Factor	90%
New total Shares	6,999,996
Common Stock Available (initial)	700,000

CARTEL COFFEE LAB, INC.
PRO FORMA
JUNE 2025

	Initial		Investment	Fully Diluted			
Name	**Class A Common**	**Percent**	**Class B Common**	**Class A Common**	**Class B Common**	**Total**	**Percent**
Jason Silberschlag	2,783,719	39.77%	-	2,783,719	-	2,783,719	37.86%
Amy E. Silberschlag	2,783,719	39.77%	-	2,783,719	-	2,783,719	37.86%
Christopher James Miller	732,558	10.47%	-	732,558	-	732,558	9.96%
Crowdfunding Aggregator	-	0.00%	352,857 (1)	-	352,857	352,857	4.80%
2025 Equity Incentive Plan (available)	700,000	10.00%	-	700,000	-	700,000	9.52%
	6,999,996	100.00%	352,857	6,999,996	352,857	7,352,853	100.00%

(1) **Equity Incentive Plan**

Class A Common Stock Outstanding	6,299,996
Factor	90%
New total Shares	6,999,996
Common Stock Available (initial)	700,000

Target Price Per Class B Common Share	$ 5.00
Fully Diluted Shares Target Upon Conversion	7,000,000
Target Shares Excluding Plan	6,300,000
Current Units Pre-Conversion	9,555,555
Target Shares Excluding Plan	6,300,000
Conversion Ratio	0.659302

	Units	Share
Jason Silberschlag	4,222,222	2,783,719
Amy E. Silberschlag	4,222,222	2,783,719
Christopher James Miller	1,111,111	732,558
	9,555,555	6,299,996

Equity Financing - Crowdfunding

Pre-Money Valuation	35,000,000.00
New Investment - Crowdfunding	1,235,000.00
Post-Money Valuation	36,235,000.00
Pre-Money Valuation	35,000,000.00
Company Capitalization	6,999,996
Crowdfunding Price Per-Share	5.00000
New Investment - Crowdfunding	1,235,000.00
Crowdfunding Price Per-Share	5.00000
Class B Common Shares to Issue	247,000
Buffer %	30.00%
New Total Shares (including buffer)	352,857
Less Investor Shares	(247,000)
Buffer Shares	105,857

*Shares to authorize in certificate of incorporation

Shares to Authorize in Certificate

	Unadjusted	Rounded
Total Authorized	10,000,000	10,000,000
Less Series B Common Stock	352,857	355,000
Series A Common Stock	9,647,143	9,645,000

CARTEL COFFEE LAB, LLC
CAPITALIZATION
MAY 2025

Name	Initial Units	Initial Percent
Jason Silberschlag	4,222,222	44.19%
Amy E. Silberschlag	4,222,222	44.19%
Christopher James Miller	1,111,111	11.63%
2025 Equity Incentive Plan (available)	-	0.00%
	9,555,555	100.00%


Cartel Coffee Lab, Inc.
(previously
Cartel Coffee Lab, LLC)
Delaware corporation
225 W. University Dr. #110
Tempe, AZ 85281
100%
Cartel Palm Springs, LLC
California limited liability company
1551 N Palm Canyon Dr.
Cartel WeHo, LLC
California limited liability company
8016 W 3rd St
Los Angeles, CA 90048
Cartel Ash Ave, LLC
Arizona limited liability company
225 W. University Dr. #110
Cartel Roasting Co., LLC
Arizona limited liability company
1605 W. University Dr. #101
Cartel Broadway Blvd, LLC
Arizona limited liability company
210 E. Broadway Blvd.
Tucson, AZ 85701
Cartel Sky Harbor, LLC
Arizona limited liability company
C Gates, Terminal 4
4225 Sky Harbor Rd.
Avenue Coffee, L.L.C.
Arizona limited liability company
6847 E. 4th St. #14
Scottsdale, AZ 85252
Store Location: 2516 N Campbell Ave,
Tucson, AZ 85719 (NEED TO CONFIRM)
Cartel Uptown, LLC
Arizona limited liability company
400 W Camelback Rd, BLDG F
Phoenix, AZ 85013
Cartel Tatum & Shea, LLC
Arizona limited liability company
10625 N Tatum Blvd Suite 104,
Phoenix, AZ 85028
Cartel Coronado, LLC
Arizona limited liability company
2201 N 7th St.
Phoenix, AZ 85006
Cartel Biltmore, LLC
Arizona limited liability company
Is this the Camby hotel location?
Cartel 1st Street, LLC
Arizona limited liability company
1 N. 1st St.
Phoenix, AZ 85004
Cartel Desert Ridge, LLC
Arizona limited liability company
21001 N Tatum Blvd Suite 20,
Phoenix, AZ 85050
Cartel 5th Ave, LLC
Arizona limited liability company
7124 E. 5th Ave.
Cartel Durham Hall, LLC
Arizona limited liability company
ACC shows "Incomplete Formation"

Entity	Status as of 9.8.25	Member	Member/Manager Address	Stat Agent	Stat Agent Address	Other
Cartel Palm Springs, LLC	Amy's name misspelled; update mailing address?	Info. Not Available	1605 W UNIVERSITY DR, #101, TEMPE, AZ 85281	Amy Silbershalag	1605 W UNIVERSITY DR, #101, TEMPE, AZ 85281	Mailing Address: PO BOX 1415 TEMPE,AZ85280
Cartel Ash Ave, LLC	Needs to be updated	Cartel Coffee Lab LLC	225 W. UNIVERSITY DR. #109, TEMPE, AZ 85281	Cartel Coffee Lab LLC	225 W. UNIVERSITY DR. #109, TEMPE, AZ 85281	
Cartel Roasting Co., LLC	updated	Cartel Coffee Lab, Inc.	1605 W UNIVERSITY DR, #101, TEMPE, AZ 85281	AMY E. SILBERSCHLAG	1605 W UNIVERSITY DR, #101, TEMPE, AZ 85281	
Cartel Broadway Blvd, LLC	Needs to be updated	Cartel Coffee Lab LLC	225 W. UNIVERSITY DR. #110, TEMPE, AZ 85281	AMY E. SILBERSCHLAG	225 W. UNIVERSITY DR. #110, TEMPE, AZ 85281	
Cartel Sky Harbor, LLC	Needs to be updated	Cartel Coffee Lab LLC	P.O. BOX 1415, TEMPE, AZ, 85280	Cartel Coffee Lab LLC	P.O. BOX 1415, TEMPE, AZ, 85280	
Avenue Coffee, L.L.C.	Needs to be updated	Cartel Coffee Lab LLC	225 W. UNIVERSITY DR. #107, TEMPE, AZ 85281	PETER O'CONNOR	PO BOX 187, SCOTTSDALE, AZ 85252	
Cartel Uptown, LLC	updated	Cartel Coffee Lab, Inc.	1605 W UNIVERSITY DR, #101, TEMPE, AZ 85281	AMY E. SILBERSCHLAG	1605 W UNIVERSITY DR, #101, TEMPE, AZ 85281	
Cartel Tatum & Shea, LLC	updated	Cartel Coffee Lab, Inc.	1605 W UNIVERSITY DR, #101, TEMPE, AZ 85281	AMY E. SILBERSCHLAG	1605 W UNIVERSITY DR, #101, TEMPE, AZ 85281	
Cartel Coronado, LLC	updated	Cartel Coffee Lab, Inc.	1605 W UNIVERSITY DR, #101, TEMPE, AZ 85281	AMY E. SILBERSCHLAG	1605 W UNIVERSITY DR, #101, TEMPE, AZ 85281	
Cartel 5th Ave, LLC	Needs to be updated	Cartel Coffee Lab LLC	P.O. BOX 1415, TEMPE, AZ, 85280	Cartel Coffee Lab LLC	P.O. BOX 1415, TEMPE, AZ, 85280	
Cartel Desert Ridge, LLC	updated	Cartel Coffee Lab, Inc.	1605 W UNIVERSITY DR, #101, TEMPE, AZ 85281	AMY E. SILBERSCHLAG	1605 W UNIVERSITY DR, #101, TEMPE, AZ 85281	
Cartel 1st Street, LLC	Needs to be updated	Cartel Coffee Lab LLC	225 W. UNIVERSITY DR. STE 110, TEMPE, AZ 85281	AMY E. SILBERSCHLAG	225 W. UNIVERSITY DR. #110, TEMPE, AZ 85281	
Cartel Biltmore, LLC	updated	Cartel Coffee Lab, Inc.	1605 W UNIVERSITY DR, #101, TEMPE, AZ 85281	AMY E. SILBERSCHLAG	1605 W UNIVERSITY DR, #101, TEMPE, AZ 85281	

NOTE 1 – NATURE OF OPERATIONS

Cartel Coffee Lab Inc. (the "Company," "we," "us," or "our") was originally formed as Cartel Coffee Lab LLC on August 28, 2007, in the State of Arizona. On July 17, 2025, Cartel Coffee Lab LLC was converted to Cartel Coffee Lab Inc., a Delaware corporation. The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Tempe, Arizona.

Cartel oversees the operation of multiple cafes, wholesale (B2B) services, eCommerce (B2C), and [large-scale] production facilities. The Company's business model consists of expertly roasted coffee and cold brew, precision-crafted beverages, and curated cafe experiences, all grounded in intentional business practices in order to resonate with today's conscientious consumer.

Our business model is built around high-quality coffee offerings delivered through a mix of direct-to-consumer and business-to-business channels. Cartel's products, including coffee, cold brew, and wholesale solutions, are sold nationwide through partners like Whole Foods, Sprouts, and Postino, as well as through our online store, bringing Cartel's standard of excellence to customers across the U.S.

Cartel Roasting Co. is an Arizona-based specialty coffee company founded in 2007 by Amy & Jason Silberschlag in Tempe, Arizona. What began as the humble Ash Avenue cafe, has now grown into 16 locations across Phoenix, Scottsdale, Tucson, Palm Springs, San Diego, and Los Angeles, as well as a large-scale production facility. With locations in high-profile locations in travel hotspots like Sky Harbor International Airport and Palm Springs, Cartel has become a widely recognized brand.

Cartel has been operating in the specialty coffee industry for 18 years, and is known for its rigorous standards and commitment to craft. For many, Cartel's intentionally sourced and crafted coffee reshaped the perception of what American coffee could be, all the while staying true to our original mission of fostering community through coffee.

Cartel's dedication to quality and curation extends to our wholesale, marketplace, and e-commerce offerings. With notable partners like Whole Foods, Sprouts, AJs, Upwards Projects, Arrive Hotels, and HMS Host, Cartel has become a clear choice for businesses that share our commitment to amazing coffee and cold brew. Cartel's online store features curated subscriptions, unique single-origin coffees, and more.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2024 and 2025. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents

For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition

The Company will recognize revenues from the sale of specialty coffee, food, beverages, and related products through its retail cafés, wholesale distribution, and e-commerce channels when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the

prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Income Taxes
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and AZ and CA state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since the past three years. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT

As of 8/31/2026

Creditor: Chase Financial (7002)
Outstanding balance: $36,249.09
Interest rate: 11.30%
Material terms: Original loan amount of $50,000.00, dated May 1, 2018. Monthly payment of $848.97. Working capital.

Creditor: Container Logic (71206)
Outstanding balance: $955.11
Interest rate: 4.23%

Material terms: Original loan amount of $5,832.00, dated June 1, 2022. Monthly payment of $108.00. Maturity date June 1, 2027. Equipment lease: Bright Tank 71206.

Creditor: Container Logic (70544 & 70836)
Outstanding balance: $6,537.90
Interest rate: 9.09%
Material terms: Original loan amount of $12,500.00, dated January 1, 2024. Monthly payment of $260.00. Maturity date January 1, 2029. Equipment lease: Bright Tank 70544 & 70836.

Creditor: EIDL
Outstanding balance: $114,519.58
Interest rate: 1.61%
Material terms: Original loan amount of $149,900.00, dated May 20, 2021. Monthly payment of $731.00. Maturity date April 21, 2041. SBA required collateral for EIDL loans under $200,000.

Creditor: CIT (Equipment - 097-0144026)
Outstanding balance: $53,107.22
Interest rate: 7.87%
Material terms: Original loan amount of $213,450.00, dated December 25, 2021. Monthly payment of $3,729.11. Maturity date November 25, 2027. Equipment: Bakery & Coldbrew.

Creditor: CIT (Equipment - 097-0161427)
Outstanding balance: $58,561.93
Interest rate: 8.41%
Material terms: Original loan amount of $162,500.00, dated July 25, 2021. Monthly payment of $2,881.63. Maturity date June 25, 2028. Equipment: Brewer, water chiller, Kegerator.

Creditor: First Citizen (Equipment - DCC-1835594)
Outstanding balance: $96,180.35
Interest rate: 8.88%
Material terms: Original loan amount of $212,000.00, dated September 1, 2023. Monthly payment of $4,388.87. Maturity date June 25, 2028. Equipment: Roaster.

Creditor: AZ Capital Source
Outstanding balance: $300,896.83
Interest rate: 12.50%
Material terms: Original loan amount of $344,000.00, dated June 27, 2024. Monthly payment of $4,914.00. Maturity date June 27, 2036. Production facility.

Creditor: Ford
Outstanding balance: $35,493.15
Interest rate: 9.56%
Material terms: Original loan amount of $51,649.15, dated December 1, 2024. Monthly payment of $1,086.27. Maturity date November 30, 2029. Secured by Ford truck.

Creditor: Square Loan
Outstanding balance: $307,803.53
Interest rate: Flat fee of $47,250.00
Material terms: Original amount of $397,250.00, dated March 24, 2026. Repayment is 20% of daily credit card sales. Working capital.

Creditor: Deborah Campbell
Outstanding balance: $100,000.00
Interest rate: 8.50%
Material terms: Original loan amount of $100,000.00, dated July 29, 2026. Monthly payment of $2,051.68. Maturity date July 28, 2031. Working capital.

Creditor: Paula Rose
Outstanding balance: $100,000.00
Interest rate: 8.49%
Material terms: Original loan amount of $100,000.00, dated July 31, 2026. Monthly payment of $2,051.20. Maturity date July 30, 2031. Working capital.

Creditor: Kalamata
Outstanding balance: $599,701.00
Interest rate: Not specified in the schedule.
Material terms: Original amount of $599,701.00, dated August 27, 2026. Weekly payment of $10,421.46. Working capital.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

~~We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.~~

The Company has received a demand letter relating to the use of cookies and tracking technologies on its website. The Company is reviewing the matter with legal counsel. No litigation has been filed in connection with this matter to the Company's knowledge. Except for this matter, the Company is not currently involved in, or aware of, any pending or threatened litigation against the Company or any of its officers.

Short Term contractual obligations with suppliers: The Company has entered into purchase commitments for approximately one year of matcha, coffee bags, and retail to-go cups to support its ongoing operations. These commitments are expected to be fulfilled through purchases in the ordinary course of business.

Capital Expenditures: not currently

Leases: The Company leases retail café locations, production facilities, and certain equipment under operating lease agreements with varying expiration dates. These agreements generally require the Company to make monthly rental payments and may include additional obligations for common area maintenance, property taxes, insurance, and other occupancy-related costs. Certain leases contain renewal options and scheduled rent increases.

Unused letters of credit: not currently

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock
We have authorized the issuance of 10,000,000 shares of our common stock with par value of $0001 per share. As of 8/31/2026 the company has currently issued 6,299,996 shares of Class A common stock, and 216,002 shares of Class B common stock.

NOTE 6 – RELATED PARTY TRANSACTIONS

The Company has entered into certain transactions with its founders, officers, and entities in which they hold ownership interests.

Jason and Amy Silberschlag collectively own 75% of AZ Chewys. The Company subleases production space to AZ Chewys and provides accounting and payroll services to AZ Chewys for a monthly fee of $1,500.

In 2024, Jason and Amy Silberschlag loaned the Company $70,000 at 4.37% per annum, simple interest, based on the applicable federal rate. The loan was repaid in full in 2026. In 2026, Jason and Amy Silberschlag loaned the Company an additional $37,500 at 4.37% per annum, simple interest, based on the applicable federal rate.

Deborah Campbell, Jason Silberschlag's mother and a non-owner of the Company, loaned the Company $20,000 in 2024, which was repaid in full in 2026. In 2026, Deborah Campbell loaned the Company an additional $100,000. Paula Rose, Amy Silberschlag's mother and a non-owner of the Company, loaned the Company $100,000 in 2026.

CPG 8016 LLC ("CPG 8016") was formed with the intent to acquire a commercial property in the future. In the interim, CPG 8016 leases the property and subleases it to the Company. CPG 8016 has raised approximately $900,000 for the acquisition and related costs of the future purchase. The Company and several individuals affiliated with the Company hold ownership interests in CPG 8016. Jason and Amy Silberschlag collectively own 5.00%, Michelle Backerman, the Company's CFO, owns 3.33%, 604 Inc., owned by Jamie Miller, a 9.6% owner of the Company, owns 5.00%, and the Company owns 6.67%.

CPG 8016 Manager LLC ("Manager LLC") is a separate entity that serves as the administrative and management company for CPG 8016. Jason and Amy Silberschlag collectively own 25% of

Manager LLC. Manager LLC is expected to receive property management fees from CPG 8016 in the future.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2016 through 8/26/2026, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

[MB1]Cartel Coffee Lab LLC – was formed on 8/28/2007 in Arizona

LLC was converted to Inc (Cartel Coffee Lab Inc.) on 7/17/2025 in Delaware
[MB2]@Jesse Pangburn
[MB3]@Jesse Pangburn

I, **Jesse Pangburn** (Print Name), the **Chief Executive Officer** (Principal Executive Officer) of **Cartel Coffee Lab Inc.** (Company Name), hereby certify that the financial statements of **Cartel Coffee Lab Inc.** (Company Name) and notes thereto for the periods ending **December 31, 2024** (first Fiscal Year End of Review) and **December 31, 2025** (second Fiscal Year End of Review) included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year **2025** the amounts reported on our tax returns were total income of **$__9,071,940______**; taxable income of **$_(25,502)__** and total tax of **$_0______**.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of **September 9, 2026** (Date of Execution).

_______________________ (Signature)

_Chief Executive Officer____ (Title)

9/10/2026______ (Date)